UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mr. Wen Li, an independent director of Chijet Motor Company, Inc. (the “Company”), resigned as a member of the board of directors of the Company (the “Board”) and the nominating and corporate governance committee of the Board, due to personal reasons, effective June 3, 2024. Mr. Li’s resignation was not due to any disagreement on any matter relating to the Company’s operations, policies, or practices. The Board is in the process of finding a director to fill the vacancy resulting from the resignation of Mr. Li.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: June 5, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer